November 19, 2008	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed October 28, 2008
File No. 333-153645

Form 10-Q for the quarterly period ended September 30, 2008
Filed November 4, 2008
File No. 001-33852
Dear Ms. Jacobs,
Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 12, 2008 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
Form S-1
General
1. We note your response to comment 1 of our letter dated October 17, 2008. Because you are selling your securities on a best efforts basis with no minimum, there exists the possibility that the company may sell less than 50% of the securities being offered, regardless of the size of the offering. Therefore, please amend your prospectus to discuss in all relevant sections the impact of receiving 25% of the anticipated proceeds from the offering.
The Company notes the Staff’s comments and has revised the prospectus to discuss in all relevant sections of Amendment No. 2 to Form S-1 the impact of receiving 25% of the anticipated proceeds from the offering.

November 19, 2008
VirnetX Holding Corporation

Cover Page
2. Please revise the cover page to indicate that there is no minimum number of shares that must be sold in connection with this offering. See Item 501(b)(8)(iii) of Regulation S-K.
The Company notes the Staff’s comment and has revised the cover page to Amendment No. 2 to Form S-1 accordingly to indicate that there is no minimum number of shares that must be sold in connection with this offering.
Business, page 30
3. We note your response to comment 5 of our letter dated October 17, 2008. Please revise your disclosure to indicate, where appropriate, that you commissioned the data attributed to a third-party. Please file a written consent from the provider of any commissioned data. See Rule 436 of Regulation C.
The Company notes the Staff’s comments and has accordingly removed references to Infonetics Research, Inc. in Amendment No. 2 to Form S-1.
Plan of Distribution, page 66
4. We note your response to comment 8 of our letter dated October 17, 2008 that you will file a validly executed placement agent agreement as Exhibit 1.1 to the registration statement. Your disclosure in this section, however, indicates that you intend to file the placement agent agreement as an exhibit to a Form 8-K and incorporate it by reference into the prospectus. Please reconcile this disclosure with your response to comment 8. Please also note that it appears the company may be ineligible to incorporate information by reference into the Form S-1 because its predecessor was a shell company. See Instruction VII.D to the Form S-1.
The Company notes the Staff’s comments and has removed the language from the prospectus that stated that the placement agent agreement would be filed as an exhibit to a Form 8-K. The placement agent agreement among the Company and placement agents will be filed as Exhibit 1.1 to the registration statement filed with the SEC in connection with this offering.
Form 10-Q
Item 4. Controls and Procedures, page 14
5. We note the revisions made to this section in respect to comment 9 of our letter dated October 17, 2008. The revised disclosure, however, indicates that your CEO and CFO have concluded that your disclosure controls and procedures “are designed” to ensure that

November 19, 2008
VirnetX Holding Corporation

material information and other information requiring disclosure is identified and communicated on a timely basis. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. In your response letter, please confirm, if true, that your CEO and CFO have concluded that your disclosure controls and procedures for the period covered by your Form 10-Q were effective in meeting all of the requirements of Rule 13a-15(e). In future filings, please address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.
The Company respectfully notes the Staff’s comments and confirms that the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures for the period covered by the Form 10-Q for the quarterly period ended September 30, 2008 were effective in meeting all of the requirements of Rule 13a-15(e). The Company further confirms that it will follow the Staff’s guidance noted in the Staff Letter in future filings.
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Please let us know if you have any questions
Very truly yours,

/s/ Lowell D. Ness

Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP
cc: Kendall Larsen (VirnetX Holding Corporation)
/Enclosures/

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